UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Rayton Solar, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1729 21st Street

Santa Monica, CA 90404

(Full mailing address of principal executive offices)

(310) 458-5900

Issuer’s telephone number, including area code

RAYTON SOLAR, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017 (unaudited)

ITEM 1. MANAGEMENT’S AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Rayton Solar, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2018 and 2017

General and administrative expenses decreased to $773,277 from $823,077 for the six months ended June 30, 2018 and 2017, respectively. General and administrative expenses decreased primarily as a result of lower legal expenses and lower stock-based compensation expense.

Sales and marketing expenses decreased to $44,533 from $1,483,904 for the six months ended June 30, 2018 and 2017, respectively. Sales and marketing expenses decreased primarily as a result of lower Facebook advertising costs and a non-recurring issuance of 500,000 shares of common stock with a fair value of $760,000 for video production services in 2017.

Research and development expenses increased to $473,937 from $273,249 for the six months ended June 30, 2018 and 2017, respectively. Research and development expenses increased primarily as a result of higher payroll costs and higher consulting costs.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2018 of $9,814,603. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. At June 30, 2018, the Company had cash of $5,843. The Company intends to raise additional funds through debt and/or equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2018	2017
Net cash (used in) provided by:
Operating activities	$(826,135)	$(1,388,171)
Investing activities	$(38,802)	$(689,930)
Financing activities	$724,614	$2,422,081

Operating Activities

Cash used in operating activities decreased to $826,135 from $1,388,171 for the six months ended June 30, 2018 and 2017, respectively. The decrease in cash used in operating activities was primarily due to a lower net loss.

Investing Activities

Cash used in investing activities decreased to $38,802 from $689,930 for the six months ended June 30, 2018 and 2017, respectively. The decrease in cash used in investing activities is primarily due to non-recurring deposits made in 2017 towards the construction of a particle accelerator.

Financing Activities

Cash provided by financing activities decreased to $724,614 from $2,422,081 for the six months ended June 30, 2018 and 2017, respectively. The decrease in cash provided by financing activities was primarily due to fewer issuances of common stock for cash.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2017. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ending December 31, 2018.

RAYTON SOLAR, INC.

BALANCE SHEETS

(UNAUDITED)

	June 30, 2018	December 31, 2017
ASSETS

Current Assets
Cash	$5,843	$146,166
Prepaid expenses	—	366
Other current assets	1,435	1,435
Total Current Assets	7,278	147,967

Property and equipment, net	1,521,277	1,495,692
Other assets	84,406	88,567
Total Assets	$1,612,961	$1,732,226

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$137,449	$126,266
Accrued liabilities	14,699	47,840
Loan payable – current	14,695	14,695
Total Current Liabilities	166,843	188,761

Noncurrent Liabilities
Related party convertible notes	80,000	—
Loan payable – noncurrent	100,976	105,305
Total Noncurrent Liabilities	180,976	105,305

Common stock, par value $0.0001; 200,000,000 shares authorized; 142,266,684 and 142,016,105 issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	14,228	14,203
Additional paid-in capital	11,076,243	10,230,920
Subscription receivable	(10,726)	(293,269)
Accumulated deficit	(9,814,603)	(8,513,694)
Total Stockholders’ Equity	1,265,142	1,438,160
Total Liabilities and Stockholders’ Equity	$1,612,961	$1,732,226

The accompanying notes are an integral part of these unaudited financial statements.

RAYTON SOLAR, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Six Months Ended
	June 30,
	2018	2017
Revenues	$—	$—

Operating Expenses
General and administrative	773,277	823,077
Sales and marketing	44,533	1,483,904
Research and development	473,937	273,249
Total Operating Expenses	1,291,747	2,580,230
Operating Loss	(1,291,747)	(2,580,230)

Other Expenses
Interest expense	9,162	2,608
Net Loss	$(1,300,909)	$(2,582,838)

Net Loss per Common Share – Basic and Diluted:	$(0.01)	$(0.02)
Weighted Average Common Shares Outstanding – Basic and Diluted	142,197,230	139,036,260

The accompanying notes are an integral part of these unaudited financial statements.

RAYTON SOLAR, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,300,909)	$(2,582,838)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	13,217	6,331
Stock-based compensation	475,407	1,224,772
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	4,527	(2,897)
Accounts payable	11,223	(26,024)
Accrued liabilities	(29,600)	(7,515)
Net cash used in operating activities	(826,135)	(1,388,171)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(38,802)	(14,797)
Construction in progress	—	(596,250)
Security deposit	—	(78,883)
Net cash used in investing activities	(38,802)	(689,930)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	663,423	2,709,461
Offering costs	(10,939)	(137,380)
Proceeds from related party convertible notes	80,000	—
Repayment of related party convertible note	—	(150,000)
Repayment of loan payable	(7,870)	—
Net cash provided by financing activities	724,614	2,422,081

(Decrease) Increase in cash	(140,323)	343,980
Cash, Beginning of Period	146,166	331,177
Cash, End of Period	$5,843	$675,157

The accompanying notes are an integral part of these unaudited financial statements.

RAYTON SOLAR, INC.
STATEMENT OF STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Equity
Balance at December 31, 2017	142,016,105	$14,203	$10,230,920	$(293,269)	$(8,513,694)	$1,438,160
Sale of common stock for cash	250,579	25	380,855	282,543	—	663,423
Offering costs	—	—	(10,939)	—	—	(10,939)
Stock option compensation	—	—	475,407	—	—	475,407
Net loss	—	—	—	—	(1,300,909)	(1,300,909)
Balance at June 30, 2018	142,266,684	$14,228	$11,076,243	$(10,726)	$(9,814,603)	$1,265,142

The accompanying notes are an integral part of these unaudited financial statements.

RAYTON SOLAR, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2017 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2017 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and we have sustained losses since our inception. Because losses will continue until such time that the Company can procure equipment and complete development of its manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Convertible Notes with Beneficial Conversion Features

Convertible debt is accounted for under the guidelines established by Accounting Standards Codification (“ASC”) 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts related to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $10,939 and $229,890 for the six months ended June 30, 2018 and 2017, respectively.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues Accounting Standards Updates (“ASUs”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of the ASC. The Company believes those updates issued-to-date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2018	December 31, 2017
Furniture and equipment	$82,951	$44,149
Leasehold improvements	39,000	39,000
Construction in progress	1,431,000	1,431,000
	1,552,951	1,514,149
Accumulated depreciation	(31,674)	(18,457)
	$1,521,277	$1,495,692

Depreciation expense for the six months ended June 30, 2018 and 2017 was $13,217 and $6,331, respectively.

During the six months ended June 30, 2017, the Company made deposits totaling $596,250 towards the construction of a particle accelerator in connection with its agreement with Phoenix Nuclear Labs, LLC and also wrote off $15,500 of fully depreciated leasehold improvements in connection with its relocation to a new facility.

NOTE 5 – DEBT

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase.

Interest expense for the six months ended June 30, 2018 and 2017 was $8,356 and $2,608, respectively.

During the six months ended June 30, 2018, the Company entered into two convertible notes, totaling $80,000, with related parties. Refer to Note 6 below for further discussion of these related party transactions.

NOTE 6 – RELATED PARTY TRANSACTIONS

On May 7, 2018, the Company entered into a convertible note with an entity owned by the Company’s Chief Executive Officer. The convertible note has a principal balance of $50,000 and accrues interest at 10% per annum. All principal and accrued interest is payable upon the maturity date of May 7, 2021. The note is convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest to common shares upon the maturity date at the fair market value as determined by the Company’s Board of Directors in its reasonable good faith judgment. Interest expense related to this note was $740 for the six months ended June 30, 2018.

On June 22, 2018, the Company entered into a convertible note with the Company’s Chief Executive Officer. The convertible note has a principal balance of $30,000 and accrues interest at 10% per annum. All principal and accrued interest is payable upon the maturity date of November 13, 2021. The note is convertible into common stock upon a qualified financing of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as determined by the Company’s Board of Directors in its reasonable good faith judgment. Interest expense related to this note was $66 for the six months ended June 30, 2018.

NOTE 7 – COMMITMENTS & CONTINGENCIES

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with Phoenix Nuclear Labs, LLC (“PNL”) to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

During the year ended December 31, 2017, the Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction in progress within property and equipment.

NOTE 8 – STOCKHOLDERS’ EQUITY

Common Stock

During the six months ended June 30, 2018, the Company sold 250,579 shares of common stock through its Regulation A (Tier 2) offering with gross proceeds totaling $380,880. The Company incurred related offering costs of $10,939.

During the six months ended June 30, 2018, the Company received $293,269 in settlement of its subscription receivable at December 31, 2017. The Company received an additional $359,215 related to the shares sold during the six months ended June 30, 2018. As of June 30, 2018, the Company had a remaining subscription receivable of $10,726.

Warrants

Based on monies raised through the Regulation A offering during the six months ended June 30, 2018, the Company is required to issue 9,759 warrants to purchases shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales.

The Company recorded these warrants in accordance with ASU 2017-11, Earnings Per Share (Topic 260) – Accounting for Certain Financial Instruments with Down Round Features, which changed the classification analysis of certain equity-linked financial instruments (or embedded features) with down-round features. Accordingly, the value of these warrants is contained within equity both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued these warrants at $12,192 using an expected life of ten years, volatility of 80%, and a risk-free rate of 2.85%.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to June 30, 2018, the Chief Executive Officer advanced an additional $155,800 with the same terms as in his convertible note described in Note 6. Additionally, an entity owned by the Chief Executive Officer advanced an additional $20,000 with the same terms as in its convertible note described in Note 6.

In August 2018, the Company entered into a convertible note with a relative of the Chief Executive Officer. The convertible note has a principal balance of $150,000 and accrues interest at 10% per annum. All principal and accrued interest is payable upon the maturity date of November 13, 2021. The note is convertible into common stock upon a qualified financing event of at least $1 million, using a conversion price equal to 75% of the purchase price per share of equity securities sold by the Company in the qualified financing event. If a qualified financing event does not occur by the maturity date, the holder shall have the option to convert the outstanding principal and accrued interest upon the maturity date at the fair market value as determined by the Company’s Board of Directors in its reasonable good faith judgment. In September 2018, an additional $16,000 was advanced to the Company with the same terms as the convertible note described above.

In November 2018, the Company granted 125,000 options to an employee. Each option has a life of ten years, an exercise price of $1.52, and a vesting term of four years.

In November 2018, the Company also vacated the lease for its facility in Santa Monica, California in November.

The Company has evaluated subsequent events that occurred after June 30, 2018 through December 10, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation (1)
2.2	Amendment to Certificate of Incorporation (1)
2.3	Bylaws (1)
2.4	First Amendment to Amended and Restated Bylaws (1)
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company (1)
6.2	2014 Equity Incentive Plan (1)
6.3	Convertible Promissory Note with ReGen America Inc. (1)
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company (1)

Notes:

(1)	Previously filed

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Rayton Solar, Inc.

Date: December 10, 2018	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer